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                             March 25, 2021

       Robert Reffkin
       Founder and Chief Executive Officer
       Compass, Inc.
       90 Fifth Avenue, 3rd Floor
       New York, New York 10011

                                                        Re: Compass, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 23,
2021
                                                            File No. 333-253744

       Dear Mr. Reffkin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed March 23, 2021

       Risk Factors
       We may not be able to maintain or establish relationships with multiple listing services and third-
       party listing services..., page 25

   1. Please explain the anticompetitive practices that underlie your complaint against the Real
                                                        Estate Board of New
York and disclose if they have had, or may have, a material impact on the company.
 Robert Reffkin
FirstName  LastNameRobert Reffkin
Compass, Inc.
Comapany
March      NameCompass, Inc.
       25, 2021
March2 25, 2021 Page 2
Page
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements
16. Subsequent Events
17. Subsequent Events (Unaudited), page F-50

2. Please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material for the periods over which it will be recognized. Refer to ASC 855-10-50-2.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson,
Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-
3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Jamie Evans